Exhibit 99.3

Porto Alegre, November 8th, 2005                      GERDAU S.A. - CONSOLIDATED

[GRAPHICS OMITTED]                                2005 FIRST NINE MONTHS RESULTS
                                                         Brazilian Corporate Law

                                                    HIGHLIGHTS
                                                    ----------
CONFERENCE CALLS                                    o  GROSS REVENUE - Consolidated gross revenue
NOVEMBER 8, 2005                                       in the first nine months of 2005 reached
  Portuguese: 11:00 a.m. (EST)                         R$ 19.5 billion, an increase of 11.3% over
  English: 1:00 p.m. (EST)                             the same period in 2004. The main
                                                       contributors to this increase are the
TO DIAL-IN:                                            consolidation of the North American units
- Portuguese (password: GERDAU)                        acquired on November 2004 (North Star
  From Brazil: 0800 702.5666 or                        Steel), the improved performance of the
                     11 2101.1490                      South American operations and the greater
  Other countries:                                     volume exported in 2005. The Brazilian
              +55 11 2101.1490                         operations contributed with 52.2% of the
- English (password: 6620213)                          revenues of the period (R$ 10.2 billion),
  From the USA: 1 800 514.5257 or                      the North American companies with 43.1%
                +1 973 935.2800                        (R$ 8.4 billion) and those in Chile,
  From Brazil: 0800 891.3951 or                        Uruguay and Argentina with 4.7% (R$ 915.9
                +1 973 935.2800                        million). Revenues generated by companies
  Form the UK: 0800 032.3836                           abroad added to Brazilian units' exports
                     or +1 973 935.2800                represented 60.8% of the consolidated
-Internet: www.gerdau.com.br/ri/ing                    gross revenues in the first nine months of
                                                       2005.

                                                    o  NET PROFIT - In the period between January
MARKET CAP. ON SEPTEMBER 30, 2005                      and September 2005, the net consolidated
GERDAU S.A.                                            income reached R$ 2.5 billion, 1.2%
Bovespa: US$ 6,658.1 million                           greater than in the same period in 2004.
                                                       The operations in Brazil presented a net
METALURGICA GERDAU S.A.                                income of R$ 1.9 billion, 22.7% greater
Bovespa: US$ 2,364.0 million                           than that of the first nine months of
                                                       2004. In North America net profit reached
GERDAU AMERISTEEL CORP.                                R$ 478.0 million compared to R$ 775.4
Toronto: US$ 1,814.0 million                           million, and in South America, excluding
                                                       Brazil, of R$ 104.5 million compared to R$
                                                       135.4 million. The net consolidated margin
                                                       in the first nine months of 2005 was
SHARES ISSUED ON SEPTEMBER 30, 2005                    15.4%.
GERDAU S.A.
Bovespa: GGBR3 and GGBR4,                           o  EXPORTS - Shipments to clients abroad out
NYSE: GGB and Latibex: XGGB                            of Brazil accumulated 2.1 million metric
Common:  154,404,672                                   tons through September this year, 11.0%
Preferred: 287,611,666                                 greater than that of the same period in
           442,016,338                                 2004. These shipments generated revenues
                                                       of US$ 949.7 million compared to US$ 753.0
METALURGICA GERDAU S.A.                                million in the previous year.
Bovespa: GOAU3 and GOAU4
Common:   41,584,395                                o  EBITDA - The operational cash generation
Preferred:  81,721,590                                 through September as represented by EBITDA
           123,305,985                                 (gross profit minus SG&A plus depreciation
                                                       and amortization), reached R$ 3.9 billion.
GERDAU AMERISTEEL CORP.                                This total represents 23.7% of net
Toronto: GNA.TO and NYSE: GNA                          revenues.
Common: 304,385,695
                                                    o  OUTPUT - The output of slabs, blooms and
                                                       billets in nine months reached 10.3
                                                       million metric tons, presenting an
Crude steel output exceeds 10                          increase of 2.8% compared to the same
million metric tons in nine                            period in 2004. Output of rolled products
months of 2005 and increases                           in the same period reached 8.0 million
2.8% compared to the same                              metric tons, 3.6% greater than the volume
period in 2004.                                        for the same period in 2004.


                                                    MAIN DATA                                 9 MONTHS    9 MONTHS     VARIATION
                                                                                                  2005        2004
                                                    Output (1,000 t)
                                                         Slabs, blooms and billets (SBB)        10,257       9.982          2.8%
                                                         Rolled products                         7,966       7.691          3.6%

                                                    Sales (1,000 t)                             10.186       9.453          7,7%

                                                    Gross Revenues (R$ million)                 19,551      17.564         11.3%
                                                    Net Revenues (R$ million)                   16,359      14.703         11.3%


Consolidated gross revenues reaches 19.5            EBITDA (R$ million)                          3,873       4.264        (9.2%)
billion in September, 11.3% greater than            EBTDA (R$ million)                           4,063       4.005          1.4%
in the first nine months of the previous            Net Profit (R$ million)                      2,515       2.486          1.2%
year. Exports plus operations abroad
contributed with 60.8% of this total.               Shareholders' Equity (R$ million)            9,659       6.881         40.4%
                                                    Total Assets (R$ million)                   20,691      16.833         22.9%

                                                                                                 27.1%       32.4%
Volume exported in January through                  Gross Margin
September exceeds by 11.0% shipments in             EBITDA Margin                                23.7%       29.0%
the same period in 2004. Revenues with              Net Margin                                   15.4%       16.9%
exports reached US$ 949.7 million
through September this year.                        Net profit/Shareholders' Equity (ROE)(1)     39.0%       42.8%

                                                    Net Debt / Net total capitalization          20.9%       35.9%
                                                    Net debt / EBITDA(2)                          0.5x        0.8x
EBITDA reaches R$ 3.9 billion this year             1) Last 12 months net profit over
and margin goes to 23.7%.                           shareholders' equity.
                                                    2) Last 12 months EBITDA.


Net profit totals R$ 2.5 billion in nine            o  THIRD QUARTER DIVIDENDS - Dividends
months, 1.2% greater than in the same                  pertaining to the third quarter will be
period in 2004. Net margin is 15.4%.                   paid on November 30th. Based on
                                                       shareholdings held on the 18th of
                                                       November, shareholders of Metalurgica
                                                       Gerdau S.A. will be paid R$ 92.5 million
                                                       (R$ 0.75 per share) and those of Gerdau
                                                       S.A. R$ 198.9 million (R$ 0.45 per share).
Shareholders will get paid dividends                   Dividends for the first three quarters of
for the third quarter on November                      the year totaled R$ 279.0 million at
30th. Metalurgica Gerdau S.A. will pay                 Metalurgica Gerdau S.A. and R$ 610.3
R$ 0.75 per share and Gerdau S.A. R$                   million at Gerdau S.A. The dividend yield
0.45 per share.                                        (dividends per share of the last four
                                                       quarters/stock quote on November 4th) and
                                                       of 8.6% and of 6.4% per year, accordingly.

Gerdau controls its operation in                    o  GERDAU TAKES CONTROL OF SIPAR - Gerdau
Argentina with the increase in its stake               signed an agreement in September for the
of 38.46% to 74.44% in Sipar Aceros S.A.               acquisition of 35.98% of shares issued by
                                                       Sipar Aceros S.A., long steel rolling mill
                                                       located in Province of Santa Fe,
                                                       Argentina. This stake added to the 38.46%
September saw the conclusion of the                    already owned by Gerdau, represents 74.44%
acquisition process in Colombia of a                   of the stock capital of Sipar Aceros S.A.
57.1% stake in Diaco S.A.                              The disbursement for this additional stake
                                                       will be of US$ 40.5 million throughout the
                                                       next three years.

Gerdau issued its first Guaranteed                  o  STAKE IN DIACO REACHES 57.1% - At the end
Perpetual Senior Securities (Perpetual                 of the third quarter, Gerdau concluded the
bond), in September, for a total of US$                acquisition of a 57.1% stake in Diaco
600 million, bearing interests of 8.875%               S.A., the largest rebar manufacturer in
per annum.                                             Colombia. The investment was US$ 75.2
                                                       million.

                                                    o  BALANCE SHEET CONSOLIDATES NEW
INVESTIDOR RELATIONS                                   ACQUISITIONS - With the conclusion of the
                                                       acquisition process mentioned above, the
Tel.: +55 51 3323.2703                                 balance sheet consolidated on September
E-mail: inform@gerdau.com.br                           30th includes all the assets and
                                                       liabilities of Sipar and Diaco. Given that
                                                       these operations were concluded at the end
                                                       of the third quarter, the financial
ADDICIONAL INFORMATION This document and               results of the period and the accumulated
the complementary data regarding the                   year-to-date reflect the proportional
first nine months of 2005 are available                consolidation of Sipar (38.5%). Both will
at our site www.gerdau.com.br/ri/ing.                  be consolidated in full in the fourth
                                                       quarter.

                                                    o  PERPETUAL BOND ISSUE - Gerdau S.A.
                                                       concluded the issuance of its first
                                                       Guaranteed Perpetual Senior Securities on
                                                       September 22nd, for a total of US$ 600
                                                       million. Interest will be of 8.875% per
                                                       year, to be paid on a quarterly basis
                                                       starting December 22nd 2005. Gerdau S.A.
                                                       may redeem these titles on September 22nd,
                                                       2010 or as of this date at every interest
                                                       payment. This operation got a Ba1 rating
                                                       (stable) from Moody's Investor Service,
                                                       Inc., BB- (stable) from Standard & Poor's
                                                       and BB-

                                       2

                                                       (stable) from Fitch Ratings.

                                                    o  ISSUE OF EURO COMMERCIAL PAPER - On
                                                       October 12th Gerdau concluded its third
                                                       issue of euro commercial paper in a total
                                                       amount of US$ 200 million, with maturity
                                                       on October 11th 2006 and interest at 5.0%
                                                       per year.

                                                    o  ANEFAC-FIPECAFI-SERASA AWARD - Gerdau has
                                                       been a top 10 nominee for the sixth
                                                       consecutive year at the
                                                       "Anefac-Fipecafi-Serasa Award -
                                                       Transparency Trophy" for the best
                                                       accounting reports in 2004. Eligible for
                                                       the award are all companies based in
                                                       Brazil and selected among the top 500
                                                       largest and best private companies in the
                                                       fields of commerce, industry and services,
                                                       except for financial services in addition
                                                       to the top 50 state-owned companies. The
                                                       evaluation criteria include: quality and
                                                       degree of information, disclosure,
                                                       adherence to accounting principles,
                                                       layout, readability, concision, clarity
                                                       and the disclosure of information not
                                                       legally required such as cash flow
                                                       statement, value added, EBITDA and Social
                                                       Balance.


                         THIRD QUARTER 2005 PERFORMANCE
                           GERDAU S.A. - CONSOLIDATED

OUTPUT AND SALES

o Output of slabs, blooms and billets in the third quarter of 2005 at the Gerdau companies reached 3.3 million metric tons, a volume 6.2% lower than that of the second quarter and reflect an adjustment in output relative to demand and company inventories. Output in nine months reached 10.3 million metric tons, presenting an increase of 2.8% compared to the same period in 2004.

o The Brazilian operations contributed with 50.6% to the accumulated output for the year, while the North American operations contributed with 46.1% and the South American operations (Brazil excluded) with the remaining 3.3%. The increase in the first nine months of 2005 compared to the same period in 2004 is a consequence of the incorporation of the new North American units last November.

OUTPUT                                             3Q05          2Q05    VARIATION       9 MONTHS          9 MONTHS     VARIATION
(1,000 metric tons)                                                                        2005              2004
CRUDE STEEL (slabs, blooms and billets)
   Brazil                                       1,651.8       1,751.1       (5.7%)        5,193.2           5,431.0        (4.4%)
   North America                                1,500.9       1,618.0       (7.2%)        4,725.2           4,244.2         11.3%
   South America                                  111.1         111.7       (0.5%)          338.2             306.6         10.3%
   TOTAL                                        3,263.8       3,480.8       (6.2%)       10,256.6           9,981.8          2.8%

ROLLED PRODUCTS
   Brazil                                       1,003.2         996.2         0.7%        2,972.3           3,312.3       (10.3%)
   North America                                1,484.7       1,567.6       (5.3%)        4,620.7           4,024.9         14.8%
   South America                                  123.7         123.1         0.5%          372.9             354.2          5.3%
   TOTAL                                        2,611.6       2,686.9       (2.8%)        7,965.9           7,691.4          3.6%


o The output of rolled products in the quarter totaled 2.6 million metric tons, 2.8% less than that of the second quarter. The units in Brazil saw output increase of 0.7%. The other South American countries (Chile, Argentina and Uruguay) had an increase of 0.5%, with volumes reaching 1.0 million metric tons and 123.7 thousand metric tons, respectively. Output in North America reached 1.5 million metric tons, a decrease of 5.3%, as a consequence of the temporary stoppage at the Beaumont, TX unit, and due to adjustments in output relative to company inventories.

o From January through September rolled product output reached 8.0 million metric tons, 3.6% greater than that of the same months in 2004.

OUTPUT OF BLOOMS, SLABS AND BILLETS              OUTPUT OF ROLLED PRODUCTS
        (1,000 metric tons)                         (1,000 metric tons)

        [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]

o Third quarter consolidated sales totaled 3.4 million metric tons and remained at levels similar to those of the second quarter. Of this total, 622.0 thousand metric tons were exported from Brazil, and 1.9 million metric tons were shipped by companies abroad and represent 73.0% of the volume shipped in the period.

---------------------------------------------------------------------------------------------------------------------------
SHIPMENTS                                       3Q05           2Q05    VARIATION        9 MONTHS     9 MONTHS    VARIATION
(1,000 metric tons)                                                                   2005           2004
---------------------------------------------------------------------------------------------------------------------------
BRAZIL
   Domestic market                             917.3          876.8         4.6%         2,659.9      3,073.0       (13.4%)
   Exports                                     622.0          795.5      (21.8%)         2,139.3      1,927.2        11.0%
   TOTAL                                     1,539.3        1,672.3       (8.0%)         4,799.2      5,000.2        (4.0%)

ABROAD
   North America                             1,700.8        1,582.7         7.5%         4,915.2      4,076.5        20.6%
   South America                               155.2          161.4       (3.8%)           471.2        376.6        25.1%
   TOTAL                                     1,856.0        1,744.1         6.4%         5,386.4      4,453.1        21.0%

CONSOLIDATED TOTAL                           3,395.3        3,416.4       (0.6%)        10,185.6      9,453.3         7.7%
---------------------------------------------------------------------------------------------------------------------------


o        The   months   of   January   through   September   saw                            SHIPMENTS
   consolidated   sales   reach  10.2   million   metric   tons,                       (1,000 metric tons)
   presenting  an increase  of 7.7%  compared to the same period in  2004  due  to  the  improved  performance  of  the  South
   American   operations   (ex-Brazil)  and  to  the  new  North
   American units.  In Brazil,  as a consequence of the decrease                        [GRAPHIC OMITTED]
   in shipments to the domestic market  (-13.4%)  throughout the year,  exports  increased 11.0%,  reaching 2.1 million metric tons (US$ 949.7  million)  in the  period.  It is  worthwhile remembering  that the long steel  inventories  with consumers and distributors are now back to normal at historical  levels which  should  lead to a better  balance  between  supply and demand in the future.

RESULTS

o Net revenues reached R$ 5.1 billion in the third quarter this year, 6.3% less than in the second quarter, due to the appreciation of the Brazilian currency in the period which had a negative impact on revenues generated in U.S. dollars both with exports and from operations abroad, when converted into reais. Year-to-date net revenues (R$ 16.4 billion) increased 11.3%, basically reflecting the increase of 7.7% in tonnage shipped in the period.

o Operations in Brazil contributed with R$ 7.8 billion to net revenues of the first nine months of the year, 47.4% of the total. Business in North America generated revenues of R$ 7.8 billion and the South American units R$ 793.0 million, 47.8% and 4.8%, accordingly.

  -------------------------------------------------------------------------------------------------------------------------
  NET SALES REVENUE              3Q05           2Q05           VARIATION      9 MONTHS       9 MONTHS       VARIATION
  (R$ MILLIONS)                                                               2005           2004
  -------------------------------------------------------------------------------------------------------------------------
     Brazil                             2,416.3        2,669.4         (9.5%)        7,750.4        7,320.2           5.9%
     North America                      2,424.1        2,507.3         (3.3%)        7,816.0        6,842.0          14.2%
     South America                        251.8          258.7         (2.7%)          793.0          540.6          46.7%
     TOTAL                              5,092.2        5,435.4         (6.3%)       16,359.4       14,702.8          11.3%
  -------------------------------------------------------------------------------------------------------------------------

o Gross profit reached R$ 1.4 billion in the third quarter allowing for a gross margin of 26.8% in the period remaining at the same levels of the preceding quarter. Year-to-date, gross margin reached 27.1%.

o SG&A (R$ 305.3 million) increased 34.1% in the quarter, a consequence of cost increases in the long term incentive program at Gerdau Ameristeel. Although there was an atypical increase in these expenses in the quarter, the percentage for nine months of SG&A on top of net revenues remained relatively stable at 5.0%.


        NET SALES REVENUE PER TON                       GROSS MARGIN
           (R$ per metric ton)                              (%)


            [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]

Obs.: The prices on the graphs above are influenced by the change in the product mix and by the FX variations of the period.


  -------------------------------------------------------------------------------------------------------------------------
  EBITDA                         3Q05           2Q05           VARIATION      9 MONTHS       9 MONTHS       VARIATION
  (R$ MILLIONS)                                                               2005           2004
  -------------------------------------------------------------------------------------------------------------------------
     Brazil                               733.3          867.2        (15.4%)        2,534.3        2,743.6         (7.6%)
     North America                        350.0          386.1         (9.3%)        1,146.0        1,325.7        (13.6%)
     South America                         61.9           59.8           3.5%          193.0          194.4         (0.7%)
     TOTAL                              1,145.2        1,313.1        (12.8%)        3,873.3        4,263.7         (9.2%)
  -------------------------------------------------------------------------------------------------------------------------

o Operating cash flow represented by EBITDA reached R$ 1.1 billion in the third quarter, representing a margin of 22.5% in the period. Through September this year, EBITDA reached R$ 3.9 billion and the margin 23.7%.

            EBITDA                                      EBITDA MARGIN
         (R$ millions)                                      (%)


        [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]

Obs.: The EBITDA in reais (R$) of companies abroad are influenced by FX variations

o The financial result for the quarter (financial expenses minus financial revenues) was positive R$ 190.3 million, due to the return on financial investments and to the favorable impact of the appreciation of the real vis-a-vis the U.S. dollar on debt denominated in foreign currency by companies headquartered in Brazil. Revenues with FX and monetary variations included in the financial results totaled R$ 164.5 million in the quarter.

--------------------------------------------------------------------------------------------------------------------------
EBTDA                                 3Q05          2Q05         VARIATION      9 MONTHS      9 MONTHS       VARIATION
(R$ MILLIONS)                                                                   2005          2004
--------------------------------------------------------------------------------------------------------------------------
 Gross profit                               1,366.2      1,458.4         (6.3%)      4,436.7        4,761.3         (6.8%)
 Cost of sales                              (128.0)      (126.4)           1.3%       (371.8)        (327.7)        13.5%
 General/administrative expenses            (305.3)      (227.6)          34.1%       (825.5)        (745.4)        10.7%
 Depreciation & amortization                  212.3        208.7           1.8%         633.9          575.5        10.1%
 EBITDA                                     1,145.2      1.313,1        (12.8%)       3,873.3        4,263.7       (9.2%)
 Net financial expenses
(excluding FX and monetary
variations)                                    25.8      (103.7)              -       (166.0)        (225.1)      (26.3%)
 FX and monetary variations                   164.5        226.0        (27.2%)         355.7         (33.4)            -
 EBTDA                                      1,335.5      1.435,4         (7.0%)       4,063.0        4,005.2         1.4%
--------------------------------------------------------------------------------------------------------------------------

o The impact of the appreciation of the real vis-a-vis the U.S. dollar had a positive impact on indebtedness, but was negative with regards to investments abroad. This resulted in an equity pick up of minus R$ 104.9 million in the quarter. This total includes fiscal incentive reserves and goodwill amortized in the period.

o Net profit reached R$ 811.6 million in the third quarter of 2005, presenting a net margin of 15.9%. From January through September, accumulated net profit reached R$ 2.5 billion, an increase of 1.2% over the same period in 2004 and net margin of 15.4%.

  -------------------------------------------------------------------------------------------------------------------------
  NET PROFIT                               3Q05           2Q05      VARIATION       9 MONTHS       9 MONTHS      VARIATION
  (R$ millions)                                                                    2005           2004
  -------------------------------------------------------------------------------------------------------------------------
     Brazil                               666.2          711.2         (6.3%)        1,932.2        1,575.0          22.7%
     North America                        118.6          150.2        (21.0%)          478.0          775.4         (38.4%)
     South America                         26.8           31.2        (14.1%)          104.5          135.4         (22.8%)
     TOTAL                                811.6          892.6         (9.1%)        2,514.7        2,485.8           1.2%
  -------------------------------------------------------------------------------------------------------------------------

INVESTMENTS

o Fixed asset investments in the third quarter totaled US$ 178.9 million, destined mostly to the construction of the new mill in Aracariguama (SP), to the expansion of the installed capacity at the Ouro Branco (MG) mill and to the mills in North America. Investments for the nine months total US$ 542.8 million.

     ---------------------------------------------------------------------------------------------------------------------
     INVESTMENTS                                                     3Q05                    2Q05           9 MONTHS 2005
     (US$ millions)
     ---------------------------------------------------------------------------------------------------------------------
       BRAZIL                                                       131,2                   139,4                   410,4
       ABROAD                                                        47,7                    50,6                   132,4
          North America                                              42,4                    40,4                   114,4
          South America                                               5,3                    10,2                    18,0
     ---------------------------------------------------------------------------------------------------------------------
       TOTAL                                                        178,9                   190,0                   542,8


o In addition to the investments mentioned above, Gerdau concluded still in September the acquisition of 35.98% of Sipar Aceros S.A. (Argentina). This rendered Gerdau with the control of that company. It has also taken over control of Diaco S.A. (Colombia), in which Gerdau now holds a stake of 57.1%. The amounts involved in these operations totaled US$ 40.5 million and US$
   75.2 million, respectively.

INDEBTEDNESS

o Net debt on September 30th was R$ 2.6 billion, 18.8% less than on June 30th, 2005, as a result of the appreciation of the real compared to the U.S. dollar (reducing the dollarbased debt by Brazilianbased companies when converting into reais) and cash generation in the period.

o Of the total indebtedness, 17.5% was short term (R$ 1.3 billion) and the remaining 82.5% long term (R$ 6.0 billion).

o Gerdau S.A. concluded, on September 22nd, the placement of its first issue of Guaranteed Perpetual Senior Securities (Perpetual Bonds), for a total of US$ 600 million. Interests are 8.875% per year, to be paid on a quarterly basis starting December 22nd, 2005. Gerdau S.A. may redeem these bonds on September 22nd, 2010 or from the former date at every interest payment thereafter. This transaction got a Ba1 (stable) rating from Moody's Investor Service, Inc.,
   BB (stable) from Standard & Poor's and BB (stable) from Fitch Ratings. The geographical distribution of the bonds was as follows: 46% Asia, 32% Europe, 20% USA and 2% Brazil. The majority of bond buyers were Private Banking institutions and high net worth individuals.

o With the goal of extending the average life span of its indebtedness, the perpetual bond contributed substantially in achieving this objective. The Average debt duration almost doubled with this issue, going from 4.0 to 9.1 years.

o October 12 saw the conclusion of the third issue of a euro commercial paper in the amount of US$ 200 million, with final maturity on October 11th, 2006 and interests of 5.0% per year.

o Cash and Cash equivalents available on September 30th totaled R$ 4.7 billion, of which R$ 1.7 billion (35.4%) were pegged to foreign currencies, namely the U.S. dollar.


INDEBTEDNESS                           09.30.2005     06.30.2005    09.30.2004
(R$ millions)
SHORT TERM
   Domestic Currency  Brazil                237.3          206.3         199.1
   Foreign Currency  Brazil                 335.5          473.0         738.3
   Companies Abroad                         693.5          628.3         906.2
   TOTAL                                  1,266.3        1,307.6       1,843.7
LONG TERM

   Domestic Currency  Brazil              1,536.2        1,459.7         749.4
   Foreign Currency  Brazil               2,950.4        1,528.5       1,722.0
   Companies Abroad                       1,492.5        1,475.6       1,479.8

   TOTAL                                  5,979.1        4,463.8       3,951.2
GROSS DEBT                                7,245.4        5,771.4       5,794.9
Cash & Cash Equivalents                   4,691.7        2,627.1       1,947.6
NET DEBT                                  2,553.7        3,144.3       3,847.3


o The long term debt payment schedule, including debentures, as of September 30th, was as follows:


             YEAR                                           R$ MILLIONS
             2006                                              193.1
             2007                                              848.7
             2008                                              702.8
             2009                                              468.7
             2010                                              329.0
         beyond 2010                                          3,436.8
            TOTAL                                             5,979.1

o The main Gerdau companies indebtedness indicators at the end of September were the following:


RATIOS                                      09.30.2005          06.30.2005            09.30.2004
------------------------------------------------------------------------------------------------
Net debt / Total net capitalization              20.9%               25.6%                 35.9%
EBITDA(1) / Net financial expenses(1)
23.3x 20.2x 14.3x (excluding FX and
monetary variations)
Gross Debt / EBITDA(1)                            1.4x                1.0x                  1.2x
Net Debt / EBITDA(1)                              0.5x                0.6x                  0.8x
------------------------------------------------------------------------------------------------
1  Lat twelve months

o On November 3rd, Standard & Poor's announced the reclassification of currency risk in foreign currency for some Latin American, Asian and Pacific region companies. Gerdau, in particular, it reclassified it from BB (stable) to BB+ (stable), which means that the company's rating improved two notches in the risk scale for this rating agency and is one notch below investment grade rate.

                              NONCONSOLIDATED DATA

METALURGICA GERDAU S.A.

o  Dividends for the third quarter will be paid on November 30th and total R$
   92.5 million and are equivalent to R$ 0.75 per share. The yeartodate total adds up to R$ 279.0 million, that is, R$ 2.26 per share currently issued. The sum of dividends paid in the last four quarters renders a dividend yield (dividends per share of the last four quarters/stock quote on November 4th) of 8.6% calculated base don the stock quote of R$ 41.40 per share as recorded on November 4th, 2005.


       PERIOD              DIVIDENDS            PER SHARE       NUMBER OF SHARES         PAYMENT
                         (R$ millions)             (R$)            (million)              DATA
------------------------------------------------------------------------------------------------
     1st quarter              89.1                 0.72              123.7              05/24/05
     2nd quarter              97.4                 0.79              123.3              08/24/05
     3rd quarter              92.5                 0.75              123.3              11/30/05
------------------------------------------------------------------------------------------------
        TOTAL                279.0                 1.51              123.3                  -
------------------------------------------------------------------------------------------------


  o  At the Sao Paulo  Stock  Exchange,  Metalurgica  Gerdau S.A.                       BOVESPA (Base 100)
     (GOAU)  shares  moved R$ 2.1  billion in the first nine
     months of 2005,  with 94,727  trades in the period.  Compared to the same months in 2004,  this volume  increased 47.5% and
     the  number of trades  jumped  122.0%.  Trades in the  period                       [GRAPHIC OMITTED]
     totaled 48.9 million shares,  95.5% more than in the previous year.  From  January  through  September  2005,  trading with preferred  shares that are part of the Bovespa  index,  had a daily  trading  average of R$ 9.5 million  compared to R$ 6.9 million in the same period in 2004.

o Metalurgica Gerdau S.A. reached a net profit of R$ 323.7 million in the third quarter, 5.5% less than in the second quarter as a consequence of a lower equity pick up from investments in controlled and subsidiary companies. For the year-to-date, accumulated net income was R$ 977.8 million, 5.3% less than in the same period in 2004. This profit represents R$ 2.62 per share in the quarter and R$ 7.93 per share in the year.

o On December 30th, 2005, shareholders' equity was R$ 3.7 billion, representing R$ 30.33 per share of net worth.

GERDAU S.A.

o  Dividends for the third quarter will be paid on November 30th and total R$
   198.9 million and are equivalent to R$ 0.45 per share. year-to-date total adds up to R$ 610.2 million, that is, R$ 1.38 per share currently issued. The sum of dividends paid in the last four quarters renders a dividend yield of 6.4% calculated based on the stock quote of R$ 31.73 per share as recorded on November 4th, 2005.

----------------------------------------------------------------------------------------------------------------
       PERIOD              DIVIDENDS            PER SHARE         NUMBER OF SHARES            PAYMENT
                         (R$ millions)             (R$)              (million)                  DATA
----------------------------------------------------------------------------------------------------------------
     1st quarter             199.2                 0.45                442.7                  05/24/05
     2nd quarter             212.1                 0.48                442.0                  08/24/05
     3rd quarter             198.9                 0.45                442.0                  11/30/05
        TOTAL                610.2                 1.38                442.0                     -
----------------------------------------------------------------------------------------------------------------

o From January through September 2005, Gerdau S.A. (GGBR) shares moved R$ 7.1 billion at the Sao Paulo Stock Exchange. This volume represents an increase of 65.6% compared to the same period in 2004. There were 230.2 million shares traded in 270,878 deals, which surpassed by 153.0% and 92.0%, respectively, the numbers for the first nine moths of the previous year. The daily average trade of preferred shares in the period - these shares are part of the Bovespa Index - reached R$ 33.3 million compared to R$ 21.8 million in 2004.

o  Gerdau S.A. (GGB) ADRs moved US$ 2.2 billion at the New York Stock Exchange
   (NYSE), with 166.5 million shares traded through September this year. Comparing to the same period in 2004, there was a improvement of 174.6% in the financial amount and 235.0% in the volume of ADRs traded. The daily average trading reached US$ 11.4 million.

      BOVESPA (Base 100)                            NYSE (Base 100)

      [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]

o At Latibex (Madrid Stock Exchange), 1.3 million Gerdau S.A. (XGGB) preferred shares were traded, moving (euro) 13.3 million during the first nine months this year. Compared to the same period in 2004, there was an increase of 364.1% and 259.5%, respectively.

o Net profit at the company reached R$ 700.5 million in the third quarter, 5.8% lower than that of the second quarter. Net profit for the first nine months of the year was R$ 2.1 billion, 2.6% less than in the same period in 2004. This represents a profit of R$ 1.58 per share in the quarter and R$ 4.84 per share year-to-date.

o On September 30th, 2005, shareholders' equity was R$ 7.8 billion, representing R$ 17.61 per share of net worth.

GERDAU AMERISTEEL CORPORATION

o Gerdau Ameristeel (GNA.TO) moved Cdn$ 587.4 million at the Toronto Stock Exchange in the first nine months of the year and traded 87.1 million shares. These numbers present an evolution of 168.8% and 110.4%, respectively, compared to the same period in 2004. The average daily trading volume surpassed the Cdn$ 1.2 million, in 2004, to Cdn$ 3.1 million, in 2005.

o  At the New York Stock Exchange (NYSE), the company shares (GNA) moved US$
   258.6 million in the period of January through September 2005, a daily average trading of US$ 1.4 million. There were 46.6 million shares traded in the period. It is worth mentioning that the Gerdau Ameristeel started trading at the NYSE in October 2004.

    TORONTO (Base 100)                                NYSE (Base 100)

    [GRAPHIC OMITTED]                                 [GRAPHIC OMITTED]

o Net revenues for the third quarter adjusted to Brazilian accounting norms reached R$ 2.4 billion, 3.3% lower than in the second quarter. Through September, net revenues accumulated R$ 7.8 billion, presenting an increase of 14.2%, due to the consolidation of the mills acquired abroad in 2004.

o EBITDA reached R$ 350.0 million in the third quarter this year, 9.3% lower than that of the second quarter. EBITDA margin presented a slight decrease in the period due to the increase in operating expenses, reaching 14.4%. The EBITDA accumulated through September was R$ 1.1 billion, with a margin of 14.7%.

o Net income for the third quarter reached R$ 118.6 million, presenting a net margin of 4.9% in the period. Year-to-date, net income has reached R$ 478.0 million, 38.4% lower than that of the same period in 2004. Net margin was 6.1%, in 2005, compared to 11.3%, in 2004.

MANAGEMENT

GERDAU S.A. - Consolidated
BALANCE SHEET

Corporate Law - R$ thousands                                  Sep. 2005                           Jun. 2005
----------------------------                                  ---------                           ---------
TOTAL ASSETS                                                  20,690,928                          18,800,578
Current assets                                                11,447,709                           9,703,021
Cash and cash & equivalents                                      234,282                             220,275
Trade accounts receivable                                      2,274,572                           2,365,677
Taxes recoverable                                                234,862                             229,648
Temporary cash investments                                     4,457,402                           2,406,856
Inventories                                                    3,829,052                           4,067,084
Deferred income tax & other                                      417,539                             413,481
Long-term receivables                                            810,977                           1,007,523
A/R with related parties                                           3,751                               2,244
Taxes recoverable                                                152,231                             146,791
Judicial deposits and other                                      159,448                             169,768
Deferred income tax                                              495,547                             527,579
Advance payment for acquisition of invest.                             -                             161,141
Permanent assets                                               8,432,242                           8,090,034
Investments                                                      138,646                              58,586
Fixed assets                                                   8,236,172                           7,991,818
Deferred                                                          57,424                              39,630
============================================================================================================





Corporate Law - R$ thousands                                   Sep. 2005                           Jun. 2005
----------------------------                                  ----------                          ----------
TOTAL LIABILITIES                                             20,690,928                          18,800,578
Current liabilities                                            3,772,441                           4,013,661
Loans and Financing                                            1,259,836                           1,304,987
Debentures                                                         6,479                               2,597
Trade accounts payable                                         1,490,213                           1,694,436
Taxes payable                                                    349,423                             341,081
Dividends payable                                                      -                                   -
A/P with related parties                                           7,659                                   -
Deferred income tax & other                                      658,831                             670,560
Long-term liabilities                                          7,259,925                           5,666,312
Loans and Financing                                            4,984,520                           3,488,382
Debentures                                                       994,548                             975,411
Deferred income tax & other                                    1,280,857                           1,202,519
Minority Shareholders                                          1,873,730                           1,820,179
Shareholders equity                                            7,784,832                           7,300,426
Capital stock                                                  5,206,969                           5,206,969
Capital reserves                                                 376,684                             376,672
Profit reserves                                                  473,596                             477,576
Retained earnings                                              1,727,583                           1,239,209
============================================================================================================

GERDAU S.. - Consolidated
FINANCIAL STATEMENT

Corporate Law - R$ thousands                          3Q2005           2Q2005          3Q2004          9M2005           9M2004
----------------------------                       -----------      -----------     -----------     ------------      -----------
GROSS SALES REVENUE                                  6,167,559        6,454,187       6,284,715       19,550,541       17,564,416
Deductions of gross revenue                         (1,075,399)      (1,018,811)     (1,053,889)      (3,191,100)      (2,861,568)
Net sales revenue                                    5,092,160        5,435,376       5,230,826       16,359,441       14,702,848
Cost of sales                                       (3,725,953)      (3,977,012)     (3,353,074)     (11,922,805)      (9,941,552)
Gross profit                                         1,366,207        1,458,364       1,877,752        4,436,636        4,761,296
Operating result                                      (356,411)        (473,589)       (400,719)      (1,272,902)      (1,469,811)
Selling expenses                                      (127,980)        (126,385)       (113,066)        (371,708)        (327,736)
General and administrative expenses                   (305,329)        (227,589)       (263,061)        (825,547)        (745,350)
Financial income                                       168,509           15,817          57,542          245,205          167,740
Financial expenses                                      21,784          106,507          66,904          (55,552)        (426,279)
Other operating income (expenses), net                  (8,470)           2,709         130,709           61,819          144,730
Equity pick-up                                        (104,925)        (244,648)       (279,747)        (327,119)        (282,916)
Operating profit                                     1,009,796          984,775       1,477,033        3,163,734        3,291,485
Non-operating income (expenses), net                    (5,660)         305,341         (19,805)         299,853          (22,547)
Profit before taxes/participation                    1,004,136        1,290,116       1,457,228        3,463,587        3,268,938
Provision for income tax                              (189,028)        (275,533)       (310,467)        (764,955)        (643,525)
Deferred income tax                                      2,399         (116,034)         47,032         (165,086)        (115,976)
Statutory participation                                 (5,907)          (5,901)         (8,623)         (18,801)         (23,642)
Net Profit for the period                              811,600          892,648       1,185,170        2,514,745        2,485,795

CONTROLLING Shareholders                               700,517          743,610       1,070,799        2,138,941        2,195,561
Minority Shareholders                                  111,083          149,038         114,371          375,804          290,234
=================================================================================================================================



GERDAU S.. - Consolidated
CASH FLOW

Corporate Law - R$ thousands                          3Q2005           2Q2005          3Q2004          9M2005           9M2004
----------------------------                       -----------      -----------     -----------     ------------      -----------
NET INCOME                                             811,600          892,648       1,185,170        2,514,745        2,485,795
Equity pick up                                         104,925          244,648         279,747          327,119          282,916
Provision for credit risk                                1,980           (1,180)            580           (5,808)           8,448
Gain/Loss in fixed asset disposal                        5,368              642          (3,520)           5,968            6,218
Gain/Loss in disposal/incorporation of
  investment                                                88         (305,931)            810         (305,843)           4,371
Monetary and exchange rate variation(1)               (195,599)        (198,296)       (163,526)        (355,670)          39,422
Depreciation and amortization                          212,325          208,656         163,336          633,905          575,518
Income tax                                             (13,627)            (425)        261,750          121,865          528,477
Interest paid                                          134,392          116,954          89,460          362,647          321,270
Contingencies/legal deposits                            (3,793)         (12,321)         (1,495)         (15,597)          14,175
Changes in trade account receivable                    (19,925)         111,588        (129,467)         118,285         (951,517)
Changes in inventories                                 279,382          (45,815)       (500,490)         171,683         (949,199)
Changes in trade accounts payable                      (42,268)         (92,208)        188,634         (235,678)         506,344
Other accounts in operating activities                  64,113           42,731            (695)         168,433          116,768
   Net cash provided by operating actIvities         1,338,961          961,691       1,370,294        3,506,054        2,989,006
Fixed assets acquisitons/ disposals                   (333,417)        (433,244)       (215,733)      (1,160,805)        (702,857)
Deferred charges                                        (8,523)         (14,232)         (4,089)         (22,618)         (10,404)
Investments acquisitions/ disposals                   (116,329)             287         (11,054)        (116,311)         (10,333)
   Cash (applied to) investing activities             (458,269)        (447,189)       (230,876)      (1,299,734)        (723,594)
Fixed assets suppliers                                  25,932          (21,528)             35          (26,732)          (1,576)
Working capital financing                            1,534,698         (179,423)       (231,902)       1,206,030         (203,144)
Debentures                                             (20,918)          (2,494)         41,741          (10,127)          29,829
Proceeds from fixed assets financing                   132,091          160,252          77,932          579,703          271,128
Payments of fixed assets financing                     (69,386)        (103,846)       (164,996)        (398,602)        (548,856)
Interest paid for financing                            (76,918)        (107,773)       (110,182)        (291,902)        (325,750)
Inter companies loans                                   (7,527)          (6,006)          9,688         (10,343)            7,868
Capital increase/Treasury stock                         (3,712)         537,396             229          536,345          (25,673)
Dividend/interest & statutory particip,
    payment                                           (246,231)        (259,657)       (245,915)        (839,307)        (543,366)
  Cash provided by (applied to) financing
    activities                                       1,268,029           16,921        (623,370)         745,065       (1,339,540)
  Net change in cash                                 2,148,721          531,423         516,048        2,951,385          925,872
    Cash balance
      At the beginning of the period                 2,627,131        2,326,286       1,490,128        2,041,968        1,017,006
      Effect of exchange rate changes on cash         (116,584)        (229,846)        (58,558)        (340,056)           4,740
      Opening balance of incorporated companies
        for the year-                                   32,416             (732)               -          38,387
      At the end of the period                       4,691,684        2,627,131       1,947,618        4,691,684        1,947,618
    Cash composition
      Temporary cash investments                     4,457,402        2,406,856       1,769,200        4,457,402        1,769,200
      Cash                                             234,282          220,275         178,418          234,282          178,418
===================================================================================================================================

(1) Includes gain/loss on derivative instruments

Statements relative to business perspectives are based on current expectations of future events and trends that may affect our business. These estimates are subject to risk, uncertainties and suppositions and include, among other, overall economic, political and commercial environment, in Brazil and in the markets we are present in addition to government regulations, present and future.

--------------------------------------------------------------------------------